	     SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			SCHEDULE 13G
		      (Amendment No. 1)


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
	  UNDER THE SECURITIES EXCHANGE ACT OF 1934




		Chris-Craft Industries, Inc.
		      (Name of Issuer)


	   Class B Common Stock, par value $.50 per
       share and Common Stock, par value $.50 per share
	       (Title of Class of Securities)


	       170520-50-6  and  170520-10-0
		       (CUSIP Number)

	       _______________________________

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


	       (Continued on following pages)

CUSIP No. 170520-50-6 and      13G         Page 2 of 6 Pages
	  170520-50-6


1)  Name of Reporting Person:  John C. Siegel
    SS or IRS Identification No. of Above Person:

	  S.S. No. ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /    /

(b)  /    /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number of      5)   Sole Voting Power: 492,851 shares of
Shares              Class B Common Stock
Beneficially        and 640,760 shares of Common Stock
Owned          6)   Shared Voting Power:  None
by Each        7)   Sole Dispositive Power: 501,351 shares
Reporting           of Class B Common Stock Person and
		    662,753 shares of Common Stock
	       8)  Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   501,351 shares of Class B Common
	       Stock and 662,753 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
	  6.4% of Class B Common Stock and 2.9% of Common
	  Stock

12)  Type of Reporting Person (See Instructions):
	  IN

Item 1(a).     Name of Issuer:
	       Chris-Craft Industries, Inc. ("Chris-
	       Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
		 767 Fifth Avenue
		 New York, New York 10153

Item 2(a).     Name of Person Filing:
		 John C. Siegel

Item 2(b).     Address of Principal Business Office or, if
	       none, Residence:
		 KBHK
		 650 California Street
		 San Francisco CA  94108

Item 2(c).     Citizenship:
		 United States of America

Item 2(d).     Title of Class of Securities:

			      I

	       Class B Common Stock, $.50 par value, each share convertible into one share of Common
	       Stock ("Class B Common Stock")

			     II

	       Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

		I (Class B Common Stock) -- 170520-50-6

	       II (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
	       13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

				I              II


			      Class B
			      Common         Common
			       Stock         Stock
(a)  Amount Beneficially
     Owned (1):               501,351        662,753(2)

(b)  Percent of Class
     (outstanding at
     December 31, 1996)(3):   6.4%           2.9%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
	  vote or to direct
	  the vote            492,851        640,763

    (ii)  shared power to
	  vote or to direct
	  the vote            --             --

   (iii)  sole power to dis-
	  pose or to direct
	  the disposition of  501,351        662,753

    (iv)  shared power to
	  dispose or to di-
	  rect the disposi-
	  tion of             --             --

_________________________

(1) Class B Common Stock amount includes 8,500 shares vested at December 31, 1996 in the Chris-Craft Employees'
     Stock Purchase Plan. Common Stock amount includes 13,493 shares of Common Stock so vested and 501,351 shares issuable upon conversion of Class B Common Stock.

(2) Includes 147,909 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1996.

(3) Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1996 plus those issuable upon conversion of Class B Common Stock shown in Column I and exercise of stock options referred to in Note (2).

Item 5.   Ownership of Five Percent or Less of a Class. [ ]


Item 6.   Ownership of More than Five Percent on Behalf of
	  Another Person.
	  Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
	  Which Acquired the Security Being Reported on by the
	  Parent Holding Company.
	  Inapplicable.

Item 8.   Identification and Classification of Members of the
	  Group.
	  Inapplicable.

Item 9.   Notice of Dissolution of Group.
	  Inapplicable.

Item 10.  Certification.
	  Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1997



/s/ John C. Siegel
     Signature



   John C. Siegel
     Name/Title